SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of February 2007

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: February 23, 2007

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:   Controller

click here for printer-friendly PDF version

EXHIBIT INDEX

Exhibit

Description

1.

News Release, 22 February 2007 -  English

VANNESSA VENTURES LTD.
220, 1010 – 1St S.W.
Calgary, Alberta
T2R 1K4
Telephone: (403) 444-5191

NEWS RELEASE

February 22, 2007	Trading Symbol: TSXV: VVV

Vannessa Closes $1.5 million Private Placement

Calgary – February 22, 2007;  Vannessa Ventures Ltd. (the "Company") has closed its private placement previously announced on February 12, 2007 by issuing 5,000,000 units of the Company at the price of $0.30 per unit to raise $1,500,000.  Each unit consists of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.40 per share for a period of 12 months from the date of closing and at a price of $0.50 per share for the period thereafter until 24 months from the date of closing.  All of the 5,000,000 units originally announced have been sold.  These shares and warrants and any shares issued upon exercise of the warrants are subject to a hold period expiring June 22, 2007.

The proceeds of the placement will be used to advance the development of the Crucitas gold project in Costa Rica including continued environmental, infrastructure and design work.  In addition drilling in the Saprolite, or near surface unconsolidated material, in the proposed mining area is being planned.  This drilling will be used to define pit geometry and for geotechnical and environmental purposes as well as to refine pit design to optimize resource recovery.  General working capital needs will also be funded including the ongoing International Arbitration relating to the Las Cristinas gold project in Venezuela.

John Morgan, President
VANNESSA VENTURES LTD.

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”